EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

June 20, 2018

AVINO ANNOUNCES EXPLORATION UPDATE ON BRALORNE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6: FSE; “Avino” or “the Company”) is pleased to announce the 2018 - 2019 strategic exploration objectives for the Bralorne Gold Mine located near Gold Bridge, British Columbia; which will allow the Company to use the gross proceeds of CDN $6,000,000 raised from the Flow-Through shares offering which closed on April 27, 2018. The news release dated April 27, 2018 describing the offer may be viewed on the Avino website or under the Company’s profile on SEDAR (www.sedar.com) and was also filed with the SEC on Form 6-K.

“Over the last four years the Company has made considerable progress, and has achieved many important milestones towards advancing its Bralorne Gold Mine; including receiving an approved Permit Amendment to the Mines Act Permit M207, and an updated mineral resource estimate, construction of a buttress for the Tailings Storage Facility, the construction of a new Water Treatment Plant; as well as developing trusting and mutually beneficial working relationships with local communities including members of St’at’imc First Nation, said David Wolfin, President and CEO. “I am delighted that these flow-through funds will allow Avino to build a detailed geological understanding of the Bralorne deposit and explore for potential new targets.”

The exploration strategy includes the following steps:

1.	Comprehensive Structural Modelling and Geological Mapping
2.	Extensive Airborne and Ground Geophysics Surveys
3.	Focused Geochemical Sampling; and
4.	Significant Drilling Campaign

This program is the most comprehensive exploration ever performed on the Bralorne Mining Camp with the goal of making further and significant discoveries. This program utilizes industry experts and current state-of-the-art technology to maximize the potential for success in finding new veins and potentially, new economic mineralized zones.

The steps in the exploration strategy are explained in more detailed and are as follows:

Structural Modelling and Geological Mapping

In June 2018 a team of expert structural geoscientists completed a one month study that evaluated existing data along with an in-depth site analysis. The objective of the study was to create an updated, detailed surface geological map, a complete 3D geological model, and structural model identifying veining along with target recommendations. Final results and report on the study are pending.

Avino Silver & Gold Mines Ltd. – June 20, 2018

Avino Announces Exploration Update on Bralorne

Airborne and Ground Geophysics Surveys

The geophysical data that has been performed on the properties is historic and dated, and used methods and technology that is of limited application to the current environment. As an aid to the structural and geological modeling, along with greatly assisting with targeting, current state-of-the-art geophysical surveys have been scheduled and will be performed over the summer. The proposed program will include:

AIRBORNE GEOPHYSICS

•	Magnetic Survey
• Used to map bedrock geology and fault structures
•	Radiometric Survey
• Used to map alteration and target Cobalt-Gold mineralization
•	Helicopter to fly survey lines at 100 metre and 50 metre spacing
•	Coverage of entire Bralorne Gold Mines property
•	Performed by Precision GeoSurveys (Langley, BC) please click on the attached link Airborne Geophysics Photos to view photos

GROUND GEOPHYSICS

•	2D Seismic Reflection - Frontier Geosciences Inc. (Vancouver)
•	Trial survey to test targeting methods
•	Three lines planned
•	Targeting vein structures

•	King Deeps - Feeder Structure
•	Pioneer 27 & Main Vein Extensions

Geochemical Sampling

With an interest in co-product elements such as cobalt, a small-scale program is planned as a first pass assessment of the potential for Cobalt-Gold mineralization, similar to The Little Gem Cobalt project which is owned by Blackstone Minerals (ASX:BSX), and which occurs 9 km northwest of the Bralorne property. This sampling is to include multi-element ICP Analysis which has not been previously collected on the property. The initial plan is to collect and analyze approximately 100 stream sediment samples which may be expanded depending upon the results and success of this stage.

Drilling Campaign

Based on the information gathered from the comprehensive geological, geophysical and geochemical work along with analyzing and data mining at site, an extensive drilling campaign is planned to commence in August, 2018.

This program will focus on veins and targets identified, and test new areas that Avino has not explored. The program details are as follows:

•	Approximately CDN $5,000,000 to be spent on exploration drilling
•	Approximately 28,000 metres of drilling
•	2 Drill Rigs to be in operation
•	Drill program to take approximately 9 months
•	Planned to commence August 2018
•	Exploration Drilling - 2 types

•	Drilling for potential new discoveries on new and underexplored veins
•	Drilling to potentially increase Inferred Resource

Avino Silver & Gold Mines Ltd. – June 20, 2018

Avino Announces Exploration Update on Bralorne

Qualified Person(s)

Avino’s Bralorne Gold Mine project is under the supervision of Fred Sveinson, B.A., B.Sc., P.Eng, Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Mr. Garth Kirkham, P. Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 600 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, anticipated capital costs and operational costs, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties as set forth in our regulatory filings in Canada and the U.S.. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.